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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 12)*


                 ALLMERICA PROPERTY & CASUALTY COMPANIES, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   01-975T105
                         -----------------------------
                                 (CUSIP Number)

Allmerica Financial Corporation         COPY TO:         Lauren I. Norton, Esq.
440 Lincoln Street                                       Ropes & Gray
Worcester, MA 01605                                      One International Place
Attention:  John F. Kelly, Esq.                          Boston, MA 02110
(508) 855-1000                                           (617) 951-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 16, 1997
             ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

Check the following box if a fee is being paid with the statement [_] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              AMENDMENT NO. 12 TO
                                 SCHEDULE 13D
                                 ------------


  This Amendment No. 12 to Schedule 13D relating to the common stock, $1.00 par value per share, (the "Common Stock") of Allmerica Property & Casualty Companies, Inc. (the "Issuer") is filed to reflect the following information:

Item 4.       Purpose of the Transaction.
              --------------------------

  Item 4 is hereby amended to include the following immediately following the penultimate paragraph and immediately preceding the last paragraph:

  On July 16, 1997, Allmerica Financial Corporation ("AFC") announced the closing of the merger (the "Merger") of APY Acquisition, Inc., a wholly owned subsidiary of AFC ("Merger Sub"), with and into the Issuer. The Issuer was the surviving corporation in the Merger and as a result of the Merger the Issuer is a wholly owned subsidiary of AFC and its affiliates. In the Merger, each outstanding share of the Issuer's Common Stock, other than shares owned by the Filing Persons or by persons who properly perfect their appraisal rights under the Delaware General Corporation Law, have been converted into the right to receive $17.60 in cash, without interest, and 0.40 shares of AFC common stock (the "Merger Consideration"). Alternatively, holders of such shares of the Issuer's Common Stock may elect to receive for each such share either $33.00 in cash, without interest, or 0.85714 shares of AFC common stock. The aggregate amounts of cash and stock issuable in the Merger is limited and the elections of the form of Merger Consideration are subject to proration in the event the cash or stock election is oversubscribed. In addition, in the Merger, the 24,185,806 shares of capital stock of Merger Sub held by AFC were converted into a like number of shares of Common Stock of the Issuer.

  On July 15, 1997, the Certificate of Incorporation of the Issuer was amended and restated to authorize a Class B Common Stock of the Issuer, $5.00 par value ("Class B Common Stock"). Immediately prior to the consummation of the Merger, each share of the Issuer's Common Stock then owned by the Filing Persons was exchanged for one share of the Issuer's Class B Common Stock (the "Recapitalization").

  As a result of the Merger and the Recapitalization, the Filing Persons own all of the issued and outstanding shares of capital stock of the Issuer, including all issued and outstanding shares of Common Stock.

  Upon the consummation of the Merger, the directors of Merger Sub became the directors of the Issuer and the officers of the Issuer continued as the officers of the Issuer.

  As a result of the consummation of the Merger (i) the trading of the Common Stock on the New York Stock Exchange was suspended, (ii) it is expected that the Common Stock will be delisted from the New York Stock Exchange, (iii) the Common Stock is eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as

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amended, (iv) the Filing Persons may change the capitalization and dividend policy of the Issuer, and (v) the Filing Persons may elect all of the directors of the Issuer and otherwise control the management of the Issuer.

Item 5.       Interest in Securities of the Issuer
              ------------------------------------

  Item 5 is hereby amended and restated in its entirety to read as follows:

  (a)-(b) As a result of the Recapitalization and the Merger, the Filing Persons and their affiliates own 35,472,600 shares of the Issuer's Class B Common Stock and 25,185,806 shares of the Issuer's Common Stock, which constitutes all of the issued and outstanding capital stock of the Issuer. AFC has the sole power to vote and dispose of the shares of the Issuer's Common Stock and AFC shares, with its wholly-owned subsidiaries FAFLIC and SMA, the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of Class B Common Stock of the Issuer.

  All of the shares of Common Stock of the Issuer held by the directors and executive officers of the Filing Persons were converted in the Merger into the right to receive the Merger Consideration.

  (c) Except as set forth on Schedule A and as set forth above, none of the Filing Persons or the directors and executive officers of the Filing Persons have effected any transactions in the Common Stock of the Issuer in the past sixty (60) days.

  (d) AFC has the right to receive the dividends paid on, and the proceeds of sales of, the shares of Common Stock of the Issuer owned by AFC.

Item 7.       Material to Be Filed as Exhibits
              --------------------------------

  Item 7 is hereby amended by the addition of the following exhibit to the end thereof:

Exhibit 23 Press release of Allmerica Financial Corporation dated July 16, 1997 announcing consummation of the Merger.

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                                   SIGNATURE
                                   ---------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 16, 1997

                         ALLMERICA FINANCIAL CORPORATION


                         By: /s/ Edward J. Parry III
                             -----------------------
                             Title:  Vice President, Chief Financial Officer
                                   and Treasurer


                         FIRST ALLMERICA FINANCIAL LIFE
                         INSURANCE COMPANY


                         By: /s/ Edward J. Parry III
                             -----------------------
                             Title:  Vice President


                         SMA FINANCIAL CORP.


                         By: /s/ Edward J. Parry III
                             -----------------------
                             Title:  Vice President

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Exhibit Index                                                              Page
-------------                                                              ----


Exhibit 23    Press release of AFC dated July 16, 1997 announcing the
              consumation of the Merger.                                    6

                                  Page 5 of 6